[SUNBEAM LOGO]

FOR IMMEDIATE RELEASE:

              SUNBEAM CORPORATION NAMES THREE MARKETING EXECUTIVES

         FORT LAUDERDALE, FL - October 7, 1996 - Sunbeam Corporation (NYSE:SOC) announced today, in connection with its rapid restructuring, that it has named Cynthia A. Vahlkamp to the position of Vice President, Marketing Outdoor Cooking, and Marc Haberman to the position of Vice President, Marketing Household Appliances. Additionally, Paula Etchison, formerly Marketing Director, Household Appliances, has been appointed to the newly created position Director, New Business where she will focus on strategic growth opportunities. All three positions will report to Donald Uzzi, Vice President, Worldwide Marketing and Product Development.

         Albert J. Dunlap, Sunbeam's Chairman and Chief Executive Officer stated, "Assembling a strong category marketing team is an essential element in the rebuilding of the Company. The additions of Cynthia and Marc, combined with our current high quality category marketing leaders such as Paula, will provide improved focus and effectiveness in the marketing of all our major product lines."

         Ms. Vahlkamp comes to Sunbeam with a track record of business and brand revitalization, both domestically and internationally, that spans a broad range of product categories. As General Manager of the Pritikin health food and services business, Ms. Vahlkamp led a comprehensive relaunch that resulted in a near tripling of sales while returning that business to profitability. Previously, in a key international marketing role with Quaker Oats, Ms. Vahlkamp led a venture team that developed and launched a new product line in record time, setting category distribution and share records.

         Mr. Haberman joins Sunbeam from McKinsey & Company, the renowned consulting firm, where he worked with several major companies developing marketing strategies and improving advertising spending for their largest brands. Prior to that position, Mr. Haberman was at Procter & Gamble, where as Brand Manager of Bounce fabric softener, he guided that business to record profitability with an emphasis on product improvement and world class advertising.

         Ms. Etchison has a long demonstrated track record of new business success at Sunbeam. She has led the development and introductions of winning new products like the Sunbeam Toast-Logic toaster and


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the widely successful Sunbeam Rotisserie. These experiences make her uniquely qualified to identify new revenue streams for our Company's future growth.

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam/Registered trademark/ and Oster/Registered trademark/ brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

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